Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-265158

iPath ® S&P 500 ® VIX ® Futures TM ETNs July 2023 This document is for informational purposes only and not for onward distribution . It is not intended for retail investors . Please see important disclosures at the end of this document . Data is sourced as of May 31 st, 2023 unless otherwise stated . Further information is available upon request . VXX VXZ

Barclays and iPath ® Exchange Traded Notes (ETNs) 1 Cost - Effectiveness Liquidity Access Transparency • Asset classes, markets and/or investment strategies available that may otherwise require significant trading infrastructure and/or expertise • Daily for most indices • Use the most liquid instruments • Execution out - sourced to Barclays • Tight pricing levels from wholesale trading operations • Minimized operational costs • Capital efficient, with the possibility of exposure via unfunded excess return swaps • Rules - based, i.e. no discretion or “style drift” • Daily index level publication on Bloomberg and Barclays Index Website • Full disclosure on transaction costs and fees This document is for informational purposes only. It is not intended for distribution to retail customers. 1 Source: Barclays, Bloomberg. As of 31 May 2023. About the iPath ® Platform ■ The iPath ® platform was launched in 2006 and issued the first ever ETN in the US market. ■ iPath ® ETNs have over ~$1.6 billion 1 in assets under management. ■ At present, Barclays is also the third largest 1 issuer of ETNs in US with over 14% market share 1 . ■ iPath ® ETNs seek to deliver hard to access or innovative market exposures in a convenient and operationally efficient format. Our current ETNs offer exposures across Commodities, MLPs and Volatility ( VIX ® ). ■ Investor interest in QIS has increased significantly over the years based on their potential advantages such as:

Overview of iPath ® VIX ETNs Past and/or simulated past performance are not reliable indicators of future performance. See information on the performance data in the Index Performance Disclaimer at the end for further information. This document is for informational purposes only. It is not intended for distribution to retail customers. 1 Source: Barclays, Bloomberg. As of 31 May 2023. Barclays was the first issuer of VIX® based ETPs in the US ■ Barclays launched iPath® S&P 500® VIX® Short - Term Futures™ ETN (Ticker: VXX) and iPath® S&P 500® VIX® Mid - Term Futures™ ETN (Ticker: VXZ) in 2009. ■ Barclays launched the Series B version of VXX and VXZ in 2018 2

VXX ETN Overview This document is for informational purposes only. It is not intended for distribution to retail customers. Source: Barclays. ■ iPath® Series B S&P 500® VIX® Short - Term Futures™ ETN (Ticker: VXX) is linked to the performance of the S&P 500® VIX® Short - Term Futures™ Total Return Index (Ticker: SPVXSTR). ■ The Index is intended to reflect the returns potentially available through an unleveraged position in the futures contracts on th e V IX® Index, plus the rate of interest that could be earned on reinvestment into the Index of the return on the notional value of t he relevant Index based on the 3 - month US Treasury rate. ■ Potential returns on the ETNs will be based on the performance of the Index to which each series of ETNs is linked, less an investor fee 3 Futures Roll Methodology

Short - Term Price View Offers exposure to a daily rolling long position in the first and second month VIX futures contracts Enables investors to take a view on the future direction of the VIX index ETN iPath Series B S&P 500 VIX Short - Term Futures ETN Bloomberg Ticker VXX Inception Date 17 - Jan - 18 Maturity Date 23 - Jan - 48 CUSIP 06748F324 ISIN US06748F3249 Bloomberg Intraday Indicative Value Ticker VXXIV Underlying Index Bloomberg Ticker SPVXSTR Investor Fee Rate 0.89% per annum Primary Exchange CBOE 4 This document is for informational purposes only. It is not intended for distribution to retail customers. Source: Barclays, Bloomberg. As of 31 May 2023. Investment Rationale Key Information iPath ® Series B S&P 500 VIX Short - Term Futures TM ETN ( Ticker: VXX) Designed to provide access to equity market volatility through CBOE Volatility Index® (the "VIX Index") futures

VXX ETN and Index Historical Performance 5 Past and/or simulated past performance are not reliable indicators of future performance. See information on the performance data in the Index Performance Disclaimer at the end for further information. This document is for informational purposes only. It is not intended for distribution to retail customers. Source: Barclays, Bloomberg. As of 31 May 2023. Index Performance Index Returns 1 Month 3 Month 6 Month 1 Year 3 Year Since VXX Inception S&P 500 VIX Short-Term MCAP Index -8.86% -25.10% -42.02% -59.55% -59.25% -37.08% VXX Closing Indicative Note Value Return -8.94% -25.27% -42.28% -59.91% -59.62% -37.64%

iPath® Series B S&P 500 VIX Mid-Term Futures™ ETN

(Ticker: VXZ)

Key Information

ETN	iPath Series B S&P 500 VIX Mid-Term Futures ETN
Bloomberg Ticker	VXZ
Inception Date	17-Jan-18
Maturity Date	23-Jan-48
CUSIP	06746P613
ISIN	US06746P6135
Bloomberg Intraday Indicative Value Ticker	VXXIV
Underlying Index Bloomberg Ticker	SPVXMTR
Investor Fee Rate	0.89% per annum
Primary Exchange	CBOE

Investment Rationale

Designed to provide access to equity market volatility through CBOE Volatility Index® (the "VIX Index") futures

Mid-Term

Offers exposure to a daily rolling long position in the fourth, fifth, sixth and seventh month VIX futures contracts

Price View

Enables investors to take a view on the future direction of the VIX index

This document is for informational purposes only. It is not intended for distribution to retail customers.
Source: Barclays, Bloomberg. As of 31 May 2023.

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VXZ ETN Overview This document is for informational purposes only. It is not intended for distribution to retail customers. Source: Barclays. ■ iPath® S&P 500® VIX® Mid - Term Futures™ ETN (Ticker: VXZ) is linked to the performance of the S&P 500® VIX® Mid - Term Futures™ Total Return Index (Ticker: SPVXMTR). ■ The Index is intended to reflect the returns potentially available through an unleveraged position in the futures contracts o n t he VIX® Index, plus the rate of interest that could be earned on reinvestment into the Index of the return on the notional value of t he relevant Index based on the 3 - month US Treasury rate. ■ Potential returns on the ETNs will be based on the performance of the Index to which each series of ETNs is linked, less an investor fee Futures Roll Methodology 7

Index Returns 1 Month 3 Month 6 Month 1 Year 3 Year Since VXZ Inception S&P 500 VIX Mid-Term Futures Total Return Index -6.41% -2.90% -18.09% -25.22% -12.37% 5.51% VXZ Closing Indicative Note Value Return -6.49% -3.12% -18.45% -25.88% -13.15% 4.58% VXZ ETN and Index Historical Performance Past and/or simulated past performance are not reliable indicators of future performance. See information on the performance data in the Index Performance Disclaimer at the end for further information. This document is for informational purposes only. It is not intended for distribution to retail customers. Source: Barclays, Bloomberg. As of 31 May 2023. Index Performance 8

ETNs vs ETFs

The following table describes some of the key differences and similarities between ETNs and ETFs:

	ETNs	ETFs
Liquidity	Daily on exchange, subject to trading market	Daily on exchange, subject to trading market
Registration	Securities Act of 1933	Investment Company Act of 1940
Recourse	Issuer credit	Portfolio of securities
Principal Risk	Market and issuer risk	Market risk
Tracking Error[1]	Minimal to none	Low
Tax Issues	Capital gains only realized upon the sale, redemption or maturity of the ETN. No dividend distributions. Interest paid only on ETNs designed to pay a periodic coupon. Significant aspects of the tax treatment of ETNs are uncertain. You should consult your tax advisor about your own situation.	Potential exposure to capital gains and losses of portfolio, although creation/redemption mechanism works to minimize this. Dividends and interest income passed through to shareholders.
Transparency	Performance of ETNs generally depends on the return of the underlying index, less applicable fees and costs. There is typically not an underlying portfolio of securities that investors have recourse to.	Performance of ETFs generally depends on the return on a portfolio of securities or instruments held by the fund, less applicable fees and costs. Holdings of the fund are disclosed by the fund sponsor.
Accessibility	Access through any brokerage account (certain firms may have restrictions on product availability on their platforms)	Access through any brokerage account (certain firms may have restrictions on product availability on their platforms)
Institutional Size Redemption	Daily to the issuer, subject to minimum redemption amount	Daily via custodian, subject to minimum redemption amount
Short Sales[2]	Yes, on an uptick or a downtick	Yes, on an uptick or a downtick

[1] Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN's fees and costs. One cannot invest directly in an index.
[2] With short sales, an investor faces the potential for unlimited losses as the security's price rises.
This document is for informational purposes only. It is not intended for distribution to retail customers.

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Disclaimers

Index Performance Disclaimer

This communication includes past performance data related to select indices developed and published by Barclays Bank PLC ("Barclays"). This disclaimer is intended to highlight the risks inherent in assessing such performance data.

Index performance data included in this communication are accompanied by a footnote specifying the relevant Index Base Date and Index Live Date. The Index Base Date is defined as the first date for which the level of the index has been calculated. The Index Live Date is defined as the date on which the index rules were established and the index was first published. In assessing past performance, it is important to distinguish Past simulated index performance from Past index performance:

Past simulated index performance
Past simulated index performance refers to the period from the Index Base Date to the Index Live Date. This performance is hypothetical and back-tested using criteria applied retroactively. It benefits from hindsight and knowledge of factors that may have favorably affected the performance and cannot account for all financial risk that may affect the actual performance of the index. It is in Barclays' interest to demonstrate favorable simulated index performance. The actual performance of the index may vary significantly from the past simulated performance. Past simulated index performance is not a reliable indicator of future performance.

Past index performance

Past index performance refers to the period from the Index Live Date to the date of this presentation. This performance is actual past performance of the index. Past index performance is not a reliable indicator of future performance.

Past index performance is usually highlighted in blue and designated as "Live"". Past simulated index performance is usually not highlighted.

Past and / or Past simulated index performance is provided for a period of at least 10 years, unless the instruments underlying the index were only available or sufficiently liquid for a lesser period. In that case, Past and Past simulated index performance is provided from the time when the instruments underlying the index were available or sufficiently liquid. Unless stated otherwise, performance, volatility, Sharpe ratio and correlation data are calculated using monthly returns and maximum drawdown data are calculated using daily returns. For the purpose of regulatory compliance and to facilitate comparison, performance data include returns calculated for each of the five consecutive 12 month periods extending back from month-end of last month. However, Barclays has provided additional information to supplement statutory and/or regulatory requirements.

The index methodology is available for review upon request, subject to the execution of a non-disclosure agreement.

The performance data reflect all costs, charges and fees that are incorporated into the index formula (if any). Depending on the transaction/product terms, additional charges may apply as part of the transaction/product; such charges are not reflected in the performance statistics.

Barclays or an affiliate of Barclays prepared the provided performance information (including the simulated performance information), may be the index sponsor and potentially is the counterparty to a transaction referencing the index.

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This document is for informational purposes only. It is not intended for distribution to retail customers.

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Select Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here and select product specific risk factors are summarized under "Select Risk Considerations" on the relevant product pages, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index, or the Volume Weighted Average Price ("VWAP") level, in the case of the iPath® S&P MLP ETN, between the inception date and the applicable valuation date. Additionally, if the level of the underlying index or the VWAP level, is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index or the VWAP level has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or call a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

This document is for informational purposes only. It is not intended for distribution to retail customers.

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Select Risk Considerations

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the "VIX Index"), the performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Your ETNs Are Not Linked to the VIX Index: The ETNs offer exposure to futures contracts of specified maturities on the VIX Index and not direct exposure to the VIX Index or its spot level. These futures contracts will not track the performance of the VIX Index. In addition, the nature of the VIX futures market has historically resulted in a significant cost to "roll" a position in the VIX futures contracts underlying the index. As a result, the levels of the underlying index, which tracks a rolling position in specified VIX futures contracts, may experience significant declines as a result of these roll costs, especially over a longer period. The VIX Index will perform differently than the index underlying the ETNs and, in certain cases, may have positive performance during periods, while the index underlying the ETNs is experiencing poor performance. In turn, an investment in the ETNs may experience a significant decline in value over time, the risk of which increases the longer that the ETNs are held.

Risk of Long Term Holdings: The ETNs are only suitable for a very short investment horizon. The relationship between the level of the VIX Index and the underlying futures on the VIX Index will begin to break down as the length of an investor's holding period increases, even within the course of a single index business day. The relationship between the level of the underlying index and the value of the ETNs will also begin to break down as the length of an investor's holding period increases due to the effect of accrued fees. The long term expected value of your ETNs is zero. If you hold your ETNs as a long term investment, it is likely that you will lose all or a substantial portion of your investment.

Barclays Bank PLC has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus for this offering in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the base prospectus from Barclays Bank PLC by calling toll-free 1-888-227-2275 (extension 7-7990).

© 2023 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. The S&P 500® VIX Futures Indices are products of S&P Dow Jones Indices LLC ("SPDJI"). S&P®, S&P 500®, and "S&P 500® VIX Short-Term FuturesTM", "S&P 500® VIX Mid-Term FuturesTM" and "S&P 500® Dynamic VIX FuturesTM" are trademarks of Standard & Poors Financial Services LLC ("SPFS"). VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated ("CBOE"). These trademarks have been licensed to S&P Dow Jones Indices LLC ("SPDJI") and its affiliates, and sublicensed to Barclays Bank PLC for certain purposes. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, CBOE or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P 500® VIX Futures Indices to track general market performance.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

The prospectuses for the ETNs can be accessed at ipathetn.barclays/VXX and ipathetn.barclays/VXZ

iPath

This document is for informational purposes only. It is not intended for distribution to retail customers.

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